Exhibit (h)(2)(ii)

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

Notification Of Undertaking To Reimburse

Certain Fund Expenses

NOTIFICATION made as of September 25, 2012 by GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Advisor”), to GMO TRUST, a Massachusetts business trust (the “Trust”), on behalf of one of its series, GMO Risk Premium Fund (the “Fund”).

WHEREAS, the Advisor believes it would benefit from a high sales volume of shares of the Fund in that such a volume would maximize the Advisor’s fee as investment adviser to the Fund; and

WHEREAS, the Advisor has agreed to reimburse the Fund for certain Fund expenses so as to reduce or eliminate certain costs otherwise borne by shareholders of the Fund and to enhance the returns generated by shareholders of the Fund.

NOW, THEREFORE, the Advisor hereby notifies the Trust that, provided that the fee rates set forth in (i) the Management Contract between the Fund and the Advisor and (ii) the Amended and Restated Servicing and Supplemental Support Agreement between the Trust and the Advisor remain unchanged, the Advisor shall, as set forth below, pay a portion of the expenses of the Fund through September 30, 2013 (and any subsequent periods as may be designated by the Advisor by notice to the Trust).

Operating Expense Reimbursement

The Advisor will reimburse the Fund for its “Specified Operating Expenses,” meaning only the following expenses to the extent that they are borne by the Fund: audit expenses, fund accounting expenses, pricing service expenses, non-investment related tax expenses, transfer agency expenses, non-investment related legal expenses provided to the Fund by or at the direction of the Advisor, federal securities law filing expenses, printing expenses, state and federal registration fees and custody expenses.

Management Fee Waiver

The Advisor will waive and/or reduce the Fund’s management fee, but not below zero, to the extent necessary to offset the management fees directly or indirectly paid by the Fund to the Manager as a result of the Fund’s direct or indirect investments in other GMO Funds.

Shareholder Service Fee Waiver

The Advisor will waive and/or reduce the shareholder service fee charged by each class of shares of the Fund, but not below zero, to the extent necessary to offset the shareholder service fees directly or indirectly paid by the class of shares of the Fund to the Manager as a result of the Fund’s direct or indirect investments in other GMO Funds.

Miscellaneous

In providing this Notification, the Advisor understands and acknowledges that the Trust intends to rely on this Notification, including in connection with the preparation and printing of the Trust’s prospectuses and its daily calculation of the Fund’s or class’s net asset value.

Please be advised that all previous notifications by the Advisor with respect to fee waivers and/or expense limitations regarding the Fund shall hereafter be null and void and of no further force and effect.

IN WITNESS WHEREOF, the Advisor has executed this Notification on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ J.B. Kittredge
	Name:	J.B. Kittredge
	Title:	General Counsel
	Reviewed by:	Jason Harrison